Organigram Positioned for Substantial Growth from Edible Marijuana Products

Company able to quickly meet market demand when edibles and concentrates approved for sale

MONCTON, New Brunswick, Oct. 10, 2017 -- One of Canada’s leading medical marijuana producers says it is ready to take advantage of the sale of cannabis edibles and concentrates.

Organigram Holdings Inc. (TSX-V:OGI) (OTCQB:OGRMF) (the “Company” or “Organigram”) says the recent announcement that the federal government will likely approve the production and sale of edibles for the recreational market will give it opportunities for rapid growth. “We have the infrastructure and capabilities in place to produce significant quantities of edible and concentrate based products,” said Greg Engel, CEO, Organigram. “This means we will be able to diversify our product offerings providing consumers with a wide-range of traditional and new product choices when they are approved for use,” he said.

Engel said Organigram anticipated the evolution of the recreational marijuana market would eventually include edibles and concentrates. To ensure Organigram would be ready for the market growth from edibles, the company entered into an exclusive agreement last year with TGS Colorado (TGS), a vertically integrated seed-to-sale conglomerate generally regarded as having the best-in-class technological expertise in extract technology. This arrangement focuses on leveraging TGS’s product development knowledge and provides exclusive Canadian access to industry-leading intellectual property, technology, engineering, retail design, product formulations and packaging. “This strategic partnership certainly gives Organigram a significant competitive advantage in the developing Canadian market,” said Engel.

TGS operates over 300,000 sq. ft. of indoor production space, 16,000 sq. ft. of greenhouse, 25 acres of outdoor production and 14 retail locations across Colorado. The company also has operations in four other US states. TGS sells over 400 regulated products through its retail operations in Colorado. (The entire TGS product catalogue is available to view here.) With access to this impressive product portfolio, Organigram has been working with TGS closely on preparations for the Canadian market for over a year.

“Our working relationship with TGS means we are able to bring products to market quicker than others who don’t have this level of infrastructure in place,” said Ray Gracewood, Organigram’s Chief Commercial Officer.

Investment in technology allows for product innovation

Engel also noted that Organigram has invested heavily in its own operations. We expect to commission the company’s industrial scale CO2 Supercritical Fluid Extraction (SFE) System this week. CO2 extraction provides the highest-quality extract for edibles and extract product manufacturing and will significantly increase Organigram’s extraction capacity in preparation for  the adult recreational market. The new unit has the highest processing capacity of any CO2 extraction system currently in use in Canada for marijuana extraction. Using the new technology, Organigram’s Moncton operation will be able to process a minimum of 5,000 kilograms of starting material annually with a single day shift five days a week. The processed concentrate and edible products will have a potential retail market value of between $40 and $50 million annually.

“When you pair a best-in-class team with best-in-class tools, you can’t help but discover new and exciting ways to re-imagine our products and industry,” said Engel. “Having this kind of equipment in-house means we are able to continue fostering an environment of innovation and leadership.”

About Organigram Holdings Inc.

Organigram Holdings Inc. is a TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of medical marijuana in Canada. Organigram is focused on producing the highest quality, condition-specific medical marijuana for patients in Canada. Organigram's facility is located in Moncton, New Brunswick and the Company is regulated by the Access to Cannabis for Medical Purposes Regulations (“ACMPR”).

Organigram has been ranked in the top 10 Clean Technology & Life Sciences Sector on the TSX Venture Exchange 50.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking information which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectation. Important factors - including the availability of funds, the results of financing efforts, crop yields - that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

For more information, visit www.Organigram.ca

For further information, please contact:

Giselle Doiron
Director of Investor and Media Relations
(506) 801-8986

Greg Engel
Chief Executive Officer
gengel@organigram.ca